ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

January 24, 2020

Adam M.Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:

State Street Institutional Funds (the “Trust” or the “Registrant”) (Registration Nos. 333-29337 and 811-08257) Amendment Number 51 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on November 25, 2019, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust that Ms. Catherine Whiting of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a filing under Rule 485(b) of the 1933 Act on or about January 28, 2020 containing its Prospectus and SAI that will be become automatically effective on or about January 31, 2020.

Prospectus Comments

1.	Please complete the fee and expense tables in the prospectus.

Response: The requested change will be made.

2.

With respect to State Street Institutional U.S. Equity Fund, Technology Sector Risk is the third risk in the principal risk section. Please consider referring to the technology sector in the Fund’s principal investment strategy.

Response: The requested change will be made. The Fund will revise its Principal Investment Strategies as follows:

The Fund is designed to produce a broadly diversified portfolio, and typically has characteristics similar to the S&P 500® Index, including average market capitalization and dividend yield potential. At times, the Fund’s investments may be focused in one or more market sectors, such as technology.

3.

The principal investment strategy of State Street Institutional Premier Growth Equity Fund states the following: “In seeking to achieve the Fund’s investment objective with respect to future income, the portfolio managers also consider companies that have the potential to pay dividends in the future.” Please clarify in the principal investment strategy whether the Fund currently holds dividend paying stocks and add relevant dividend-paying stock risk to the principal risks disclosure.

Response: In response to this comment, the Fund will revise its Principal Investment Strategies as follows:

In seeking to achieve the Fund’s investment objective with respect to future income, the portfolio managers also may consider companies that currently pay dividends or that have the potential to pay dividends in the future.

The Fund will add the following risk under “Additional Information About Investment Objectives, Principal Strategies and Risk – Additional Information About Risks:”

Dividend-Paying Securities Risk (principal risk for State Street Institutional Premier Growth Equity Fund). Securities that pay dividends, as a group, can fall out of favor with the market, causing such companies to underperform companies that do not pay dividends. In addition, changes in the dividend policies of the companies held by a Fund or the capital resources available for such company’s dividend payments may adversely affect the Fund.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann